EXHIBIT G-4

          KEYSPAN CORPORATE SERVICES LLC POLICIES AND PROCEDURES MANUAL


Introduction
------------

           The purpose of this policy and procedure manual is to document accounting policies and procedures by which KeySpan Corporate Services LLC ("KCS"), will provide services to Client Companies in accordance with the terms of the Service Agreement. The Service Agreement will be administered in accordance with the Public Utility Holding Company Act of 1935, as amended (the "Act").

Non-Binding Service Level Agreements (SLA)
------------------------------------------

           As mentioned in Section 4.9 of the Service Agreement, KCS and each Client Company may enter into non-binding service level agreements (SLAs). The areas in KCS which are operating under a Shared Services philosophy would be utilizing the SLAs in addition to the Service Agreement. The SLA is a managerial tool which is meant to facilitate matching the Client Companies needs to the capabilities of KCS to better foster a true client/provider operating culture within KCS. The SLA would typically include greater detail involving some or all of the following: work to be performed, performance standards and client satisfaction issues.

Cost Management
---------------

           KCS will maintain a cost management information system which allows it to accumulate costs via cost objects. Cost objects are collection tools and include: Projects, Activities, and Cost Centers. Projects and Activities constitute a work order system for charging costs to specific activities. These tools collect costs for a limited amount of time and either transfer the dollars to a cost center, if they are an expense, or to an asset and/or balance sheet account for capitalized costs. Cost Centers collect resource costs and are the final receiver of expenses collected in Project Activities as described above. This system supports the philosophy of separating costs by business group and legal entity on a fully costed basis. KCS will use this system to maintain an accounting system to record all costs of operations.

     The cost of work performed by KCS will be collected in Project Activities and Cost Centers. Time records and expense statements will be used to track resource consumption. Labor related costs are expected to be the most significant costs for KCS. To the extent practicable, KCS employees shall be required to directly charge their time to an appropriate cost object through the time reporting system. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. The following guidelines are provided to ensure accuracy and efficient time keeping by KCS employees:

     1. Time should be entered daily into the appropriate time reporting system. If this is not practical, the employee should prepare manually prepared time records, substantiating later electronic time entry.

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     2.   In no event  should  normal time entry be delayed  past the end of the pay period.

     3.   Employees should keep track of time in 15 minute increments.

     4. Employee time shall be approved by the employee's supervisor using the time reporting system.


Costs will be charged to Client Company Cost Centers, Project Activities as work is performed and costs are incurred. The billing process agreed upon in the SLA will be used by KCS personnel to guide the establishment of the necessary cost objects to charge costs to a Client Company. When a service requested by a Client Company was not specified in the most recent Service Agreement, a new cost object may be created. In this instance, the new cost object will be agreed upon by the KCS department to provide the service and the business group of the Client Company to receive the service. The Accounting Services department is responsible to ensure that all of the billing methodologies are consistent with the Service Agreement approved by the SEC. The establishment of cost objects within the cost management information system for use by KCS will be strictly controlled by the Accounting Services department. The Accounting Services department will ensure that all cost objects have been authorized by the appropriate Shared Services department and the Client Company business group.


           KCS will have a tiered approach to billing Client Companies. First and foremost, costs will be directly charged when practicable. Secondly, costs will be allocated to the appropriate Client organization using the appropriate allocation ratio. Finally, any residuals will be allocated using the appropriate allocation ratio.

          A. Direct Charges: Labor related services consumed for an Project or Activity performed specifically for a Client organization will be directly charged to that cost object at a standard rate per unit of labor or unit of services. The standard rate includes actual incurred cost, including procurement and storeroom costs, benefit and payroll taxes and overhead costs. Vehicle costs and occupancy costs, will be charged directly to client organizations at standard unit rate. When identifiable, standard rates, will be directly charged to a Client Company Project, Order or Cost Center. Any residuals or variances will be assigned or allocated to the appropriate Client Company.

          B. Allocations: Costs accumulated that apply to all Client Companies or to a group of Client Companies, which have not been directly charged as described in item A above, will be allocated based on the allocation ratios defined in Exhibit I of the Service Agreement. Allocation ratios will be reevaluated by KCS and expressly approved by each Client
                    Company on at least an annual basis. More frequent reevaluations will be made when significant residuals result. Any revisions to allocation methods will be agreed upon with the Client Companies before modifications are implemented. The Accounting Services department shall be responsible for

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                    ensuring that any revisions to allocation  methodologies are approved by the Client Companies and the SEC on a timely basis.

          C. KCS Cross Charges: Certain KCS overhead costs, such as the cost of benefits, purchasing and storeroom management, procurement and materials management, and building services are charged to KCS functions that utilize these services and included in their standard rate for billing to Client Companies. In addition, certain KCS direct charges, such as vehicles and building services are charged to KCS functions to the extent these functions utilize these services. These charges are included in the amounts that these functions bill to Client Companies.

Monitoring
----------

           The Accounting Services department shall be responsible for reviewing, monitoring and maintaining the process for the accumulation of KCS costs charged to Client Companies, whether through direct charges or allocations. In connection with this responsibility, the Accounting Services department shall:

     1.   Review and approve all Service Agreements.

     2.   Control the establishment of all cost objects for billing by KCS.

     3.   Analyze  the   reasonableness   of  charges  in  the  cost  management
          information system.

     4. Review and evaluate the reasonableness of the monthly bill to each Client Company.

           The Accounting Services department shall be responsible for updating all allocations used by the cost management information system. Supporting workpapers will be maintained with the Accounting Services department. The
Accounting Services department will be responsible to ensure that all allocations are proper, accurate and current. Also, the Accounting Services department shall be responsible for ensuring that changes to the allocation methodologies have been approved by the SEC. Any modification of an allocation methodology which requires filing under 60-day letter procedures based on existing SEC guidelines shall be filed on a timely basis. The current guidelines require SEC approval of a modification of an allocation methodology if the change will cause the lesser of $50,000 or five percent (5%) change in the annual allocation of costs among Client Companies. The Accounting Services department shall be responsible for ensuring to the extent practicable that the allocation methodologies are consistent with any orders or directives issued by utility rate setting regulatory bodies having jurisdiction over the Company.

Billing
-------

           Monthly, the Accounting Services Manager will prepare and submit a bill to each Client Company in accordance with the Service Agreement. The
Accounting Services department shall be responsible for reviewing the monthly bills, as necessary, with the

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pertinent  officers  of the  Client  Companies,  or  their  designees,  who  are responsible for approval of the bills. Each bill will be approved on a timely basis by the appropriate officer of each Client Company.

           The monthly bills will contain the following information:

     1.   The Client Company.

     2.   The cost of each service billed to the Client Company.

     3. For each service, the bill will show each Client Company order, project, or cost center charged for the service.

           The cost management information system will contain detailed information supporting each service charged to a Client Company. Using the cost management information system, the Accounting Services department will provide the officer of the Client Company, or his designee, detailed information on direct and allocated charges as may be required in order to approve the bill.

           Furthermore, each Client Company organization head and project manager is responsible for validating, in a timely manner, costs charged to their organization or project, including amounts billed by KCS. This validation is a key component of KeySpan's system of internal controls. Using the cost management information system, cost centers are able to drill down on all costs billed to them by KCS to determine the specifics of each cost. The Accounting Services department will assist Client Company organizations, as necessary, to research and validate charges to their organizations.

When an erroneous charge is discovered, the Accounting Services department is responsible for correction of the error in the subsequent month.

Dispute Resolution
------------------

           If there is a dispute between a Client Company and KCS concerning the appropriateness of an amount billed to a Client Company, the Accounting Services department will meet with the appropriate representatives for the Client Company cost center and KCS to resolve the dispute. If the dispute cannot be resolved by the Accounting Services department, the issue will be referred to the Chief Financial Officer for final resolution.

Benchmarking
------------

           On a rotating, periodic basis specific KCS activity costs will be reviewed. The costs to provide these services will be compared to the cost of having these activities performed by an external service provider. In addition service costs may be compared against industry standards to ensure efficient operation of KCS.

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Budgeting
---------

           Each year budgets for KCS will be developed based on a strategic resource allocation process. These budgets will then be reviewed and approved by senior management.


Internal Audit
--------------

           The Internal Audit department shall perform an audit of the KCS billing process every year. Computer systems, billings and source documents will be examined to ensure, on a test basis, that the services provided are authorized, documented and accurately recorded in the accounting records. The audits will include an examination of the allocation factors used to ensure that the methodologies have been approved by the SEC. Also, the audits will evaluate the adequacy of the system of internal controls over the billing process and the reasonableness of each allocation methodology used to distribute costs to the Client Companies.

Evaluation and Measurement
--------------------------

           In order to encourage KCS to operate efficiently and cost effectively, and provide high quality service, KCS will initiate a customer review process. The customer review process will be based on a customer-oriented service philosophy and measure success based on customer satisfaction. It will allow for customer input into the volume and value of the products and services provided by KCS. These reviews will be part of the annual budget development process and the completion of the Service Agreements between KCS and its customers.

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